June 16, 2015

VIA EDGAR

Larry Spirgel, Assistant Director
Kathryn Jacobson, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Justin Kisner, Attorney-Adviser
Celeste M. Murphy, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                          Youku Tudou Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2014 (the “2014 Form 20-F”)
Filed April 28, 2015 (File No. 001-34977)

Dear Mr. Spirgel, Ms. Jacobson, Mr. Suehiro, Mr. Kisner and Ms. Murphy:

This letter sets forth the Company’s responses to the comments contained in the letter dated June 2, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2014 Form 20-F.  The comments are repeated below and followed by the Company’s responses. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2014 Form 20-F.

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General

1.                                      Please tell us what other considerations and information management uses to assess metrics involving user traffic, engagement and revenue generation. Please tell us whether you consider other user information, beyond the number of visits used to compute “daily mobile views” and “monthly unique visitors,” to better understand how engagement relates to revenue generation. For example, such information could include, but is not limited to, demographics, frequency of user engagement with videos and/or average time spent engaging videos. As you know, MD&A includes providing readers with a view of the company through the eyes of management. Refer to Section I.B and III.B.1 of SEC Release 33-8350.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that the management deems “daily mobile views” and “monthly unique visitors” the most direct and relevant metrics for the measurement of user traffic and frequency of user engagement. These metrics are the primary user engagement indicators referenced by brand advertisers when they evaluate the effectiveness of the advertising platforms and allocate their advertising budgets. As a majority of the Company’s revenues are derived from online advertising, these metrics are therefore key to the Company’s revenue growth and monetization potential.  In addition, disclosure of these primary metrics also provides investors with sufficient information to compare with other online video companies.

Other metrics referenced by the Staff, such as user demographics, frequency of individual user engagement and average time spent engaging videos, either come after the primary metrics and are secondary in nature, or tend to fluctuate significantly and therefore do not serve as reliable indicators in the management’s assessment. In the case of user demographics, the Company has provided qualitative disclosure on page 42 of the 2014 Form 20-F that “A majority of these visitors reside in China’s more affluent urban areas…A majority of user visits to our websites originate from direct navigation, with the remainder from organic search results or third-party website links connecting to us.” The metrics of frequency of individual user engagement and average time spent engaging videos tend to fluctuate from time to time, and the management does not focus on these two measurements in formulating the sales prices of the Company’s online advertising services. As disclosed on page 48 of the 2014 Form 20-F, the Company employs a CPM-based model for its in-video advertisements that is priced based on user reach and viewing frequency. In that regard, the numbers of video views and unique visitors directly correlate with the number of impressions created, which serves as the basis of the Company’s advertising pricing model. Therefore, the Company continues to believe that “daily mobile views” and “monthly unique visitors” are meaningful and appropriate metrics for the measurement of user traffic and frequency of user engagement. The Company does, however, occasionally offer updates on certain metrics, such as daily unique visitors, to highlight certain growth indicators and trends in applicable periods to provide investors with additional color.

The Company will continue to be mindful of the guidance provided in Section III.B of SEC Release 33-8350 in future filings.

Item 5. Operating and Financial Review and Prospects

Comparison of the Years Ended December 31, 2013 and 2014, page 90

2.                                      Per your disclosure, you attribute the growth in brand advertising revenue to “increased average spend per advertiser.” In your earnings call, you cite how the 10-15% rate card increases and higher mobile advertising contribute to such growth. Please provide balance in your disclosure by stating, if true, that such factors more than offset the high churn/non-renewals of your brand advertisers. We note your disclosure in the last paragraph on page 4 of your filing. Refer to Item 303(a)(3)(iii) of Regulation S-K.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that, as disclosed on page 90 of the 2014 Form 20-F, the significant increase in its brand advertising revenues were attributable to both (a) an increased average spend per advertiser from RMB3.5 million in 2013 to RMB4.4 million in 2014 and (b) an increase in the number of advertisers from 931 in 2013 to 991 in 2014, representing a 26% and 6% increase, respectively. Although the growth rate of the number of advertisers was not as high as that of the average spend per advertiser, it is not an offsetting factor to the Company’s revenue growth, and there has not been any material increase in the churn rate or non-renewal rate of the Company’s brand advertisers from previous years.

The Company further advises the Staff that the referenced 10-15% rate card increase and expected higher mobile advertising contribution were mentioned on the Company’s fourth quarter 2014 earnings call as 2015 forecast information, and therefore are forward-looking in nature. From the management’s perspective, the rate card increase is not a key driver to the average spend per advertiser as the rate card price does not directly correlate with the negotiated price of each brand advertiser.  Similarly, although the Company makes conscious effort to diversify the source of advertising revenues, the management considers growth in the combined transaction volumes from all platforms as a whole when evaluating the Company’s business.  Growth in transaction values derived from different channels (i.e., website or mobile platform), when viewed separately, is not a significant driver to the Company’s revenues.

18. Commitments and Contingencies, page F-44

3.                                      Please tell us in detail of the nature of your licensed copyright agreements and how you are accounting for such agreements. Refer to your basis in the accounting literature. We note your licensed copyrights contractual obligations of RMB1.8 billion on page 96 and it appears such obligations are not reflected in the consolidated balance sheets.

The licensed copyright agreements are signed with third parties (either producers, distributors or other online video websites) to obtain online exhibition rights in order to attract user traffic. Licensed copyrights are categorized as exclusive and non-exclusive titles with respect to movies, television series, variety shows, animations and other video content.

The accounting for licensed copyrights, with reference to the applicable accounting literature, is disclosed in Note 3, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Licensed copyrights, net, on page F-22 of the 2014 Form 20-F.

Specifically, the initial recognition of the license agreements are accounted pursuant to ASC 920-350-25-2, whereby the Company reports an asset for the rights acquired and liability for the obligations incurred under a license agreement when the license period begins and all of the following conditions have been met:

a.  The cost of each program is known or reasonably determinable.

b.  The program material has been accepted by the licensee in accordance with the conditions of the license agreement.

c.  The program is available for its first showing or telecast.

The licensed copyright contractual obligations of RMB1.8 billion represent commitments of the Company in connection with executed license agreements, but that does not meet the conditions for recording liability pursuant to ASC 920-350-25-2. Pursuant to ASC 920-440-50-1, broadcasters shall disclose commitments for license agreements that have been executed but were not reported because they do not meet the conditions for recording a liability as specified in paragraph 920-350-25-2. Accordingly, such commitments were disclosed in Note 18, COMMITMENTS AND CONTINGENCIES, on page F-44 of the 2014 Form 20-F.

Revenue recognition, page F-25

4.                                      In your earnings call, you cite that Heyi Pictures had total box office receipts of RMB3.3 billion. Please tell us why you did not disclose your revenue recognition and related production costs policies for Heyi Pictures. We note your capitalized content production costs disclosures on page F-21. In addition, tell us the gross amounts of the 2014 revenues and related production costs from Heyi Pictures and how they are presented in the financial statements. Further, tell us why revenues and related production costs are not discussed in your MD&A.

Heyi Pictures Inc., or Heyi Pictures, is 95% owned by 1Verge Information Technology (Beijing) Co., Ltd., one of the Company’s significant consolidated affiliated entities, and 5% owned by Huilong Zhu, who is a Senior Vice President of the Company. Heyi Pictures holds film and television production and distribution business licenses and primarily engages in the production and distribution of films and television programs.

In the Company’s earnings call for the fourth quarter of 2014, Mr. Victor Koo, the chief executive officer of the Company, cited that the Company’s movie production unit Heyi Pictures had co-produced 11 movies with total box office receipts of RMB3.3 billion. For these arrangements, the Company would like to clarify for the Staff that Heyi Pictures’ involvement in these movies has been limited as a minority investor with no substantive participation in actual production.   During 2014, Heyi Pictures entered into investment agreements with third parties with respect to these 11 movies and, in return for its investment, Heyi Pictures was entitled to a percentage of net returns of the films, typically ranging from 2% to 10%, as well as co-producer credits on the movies. Total cash investments in the underlying movies have been immaterial, totaling approximately RMB3.8 million for the year ended December 31, 2014. No net returns or profit sharing reports with estimated net returns have been received from the respective counterparties on the underlying movies as of December 31, 2014 and, accordingly, no revenue has been recognized as the amount of net returns was not fixed or determinable. Therefore, as neither the amount of investment nor amount of net returns was material to the consolidated financial statements for the year ended December 31, 2014, no further disclosures were made either in the financial statements or the MD&A section of the 2014 Form 20-F.

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The Company hereby acknowledges that:

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 Form 20-F, please contact the undersigned at (86 10) 5885-1881 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4863.

Very truly yours,

/s/ Hugh Wu
Hugh Wu
Chief Financial Officer and Senior Vice President, Youku Tudou Inc.

cc:                                Victor Wing Cheung Koo, Chairman and Chief Executive Officer, Youku Tudou Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom

Anthony KY Wong, Partner, Ernst & Young Hua Ming LLP